UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                for the quarterly period ended September 30, 1999

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                       Fourth Floor, Euro Canadian Centre
                       Marlborough Street & Navy Lyon Road
                        P.O. Box SS-6293, Nassau, Bahamas
                     (Address of principal executive office)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                                 Form 20-F    X           Form 40- F
                                          ---------                 ----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                        Yes                     No      X
                                            ---------              ----------


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
      REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1999



                                      INDEX



PART I:  FINANCIAL INFORMATION                                              PAGE

Item 1. Financial Statements

                Consolidated Statements of Income
                       and Retained Earnings for the three months and six months
                       ended September 30, 1999 and 1998.......................3

                Consolidated Balance Sheets -
                       September 30, 1999 and March 31, 1999...................4

                Consolidated Statements of Cash Flows
                       for the six months ended September 30, 1999
                       and 1998................................................5

                Notes to the Consolidated Financial
                       Statements..............................................6

Item 2. Management's Discussion and Analysis of
                       Financial Condition and Results of Operations..........14

Item 3.  Market Rate Risks....................................................21

PART II:        OTHER INFORMATION.............................................22

SIGNATURES....................................................................24

                              TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                                     CONSOLIDATED STATEMENTS OF INCOME
                                          AND RETAINED EARNINGS
                        (in thousands of U.S. dollars, except per share amounts)


                                                     Three Months Ended                       Six Months Ended
                                                        September 30,                           September 30,


                                                  1999                1998                1999               1998
                                                  ----                ----                ----               ----
                                                    $                   $                   $                  $


                                                         (Unaudited)                             (Unaudited)
NET VOYAGE REVENUES
Voyage revenues                                   136,932            112,209            235,558             221,642
Voyage expenses                                    49,138             23,600             76,845              46,446
--------------------------------------------------------------------------------------------------------------------------

Net voyage revenues                                87,794             88,609            158,713             175,196
--------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                          36,256             21,003             59,582              41,777
Time-charter hire expense                          10,783              8,372             19,663              13,625
Depreciation and amortization (note 4)             24,287             23,626             43,932              47,917
General and administrative                          9,616              5,811             16,753              11,087
--------------------------------------------------------------------------------------------------------------------------

                                                   80,942             58,812            139,930             114,406
--------------------------------------------------------------------------------------------------------------------------

Income from vessel operations                       6,852             29,797             18,783              60,790
--------------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest expense                                  (15,972)           (10,858)           (26,710)            (24,892)
Interest income                                     2,058              1,653              3,687               3,668
Other (loss) income (note 9)                       (1,663)              (301)            (3,753)              6,173
--------------------------------------------------------------------------------------------------------------------------

                                                  (15,577)            (9,506)           (26,776)            (15,051)
--------------------------------------------------------------------------------------------------------------------------

Net (loss) income before extraordinary loss        (8,725)            20,291             (7,993)             45,739
Extraordinary loss on bond redemption (note 7)       -                (7,306)               -                (7,306)
--------------------------------------------------------------------------------------------------------------------------

Net (loss) income                                  (8,725)            12,985             (7,993)             38,433
Retained earnings, beginning of the period        440,825            447,351            446,897             428,102
--------------------------------------------------------------------------------------------------------------------------
                                                  432,100            460,336            438,904             466,535
Dividends declared                                 (8,184)            (6,804)           (14,988)            (13,003)
--------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of the period              423,916            453,532            423,916             453,532
--------------------------------------------------------------------------------------------------------------------------

Basic Earnings per Common Share (note 8):
   Net (loss) income before extraordinary loss     ($0.23)             $0.64             ($0.22)              $1.50
   Net (loss) income                               ($0.23)             $0.41             ($0.22)              $1.26

Diluted Earnings per Common Share (note 8):
   Net (loss) income before extraordinary loss     ($0.23)             $0.64             ($0.22)              $1.50
   Net (loss) income                               ($0.23)             $0.41             ($0.22)              $1.26
--------------------------------------------------------------------------------------------------------------------------

The  accompanying  notes  are  an  integral  part  of  the  consolidated financial statements.

                                    TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                                             CONSOLIDATED BALANCE SHEETS
                                           (in thousands of U.S. dollars)

                                                                        As at               As at
                                                                    September 30,          March 31,
                                                                        1999                 1999
                                                                        ----                 ----
                                                                          $                   $
                                                                          -                   -
                                                                     (Unaudited)
      ASSETS
      Current
      Cash and cash equivalents                                         148,826             118,435
      Marketable securities (note 3)                                      -                   8,771
      Accounts receivable                                                21,992              22,995
      Prepaid expenses and other assets                                  29,468              16,195
      --------------------------------------------------------- -- ---------------- ---- ------------- ------

      Total current assets                                              200,286             166,396
      --------------------------------------------------------- -- ---------------- ---- ------------- ------

      Marketable securities (note 3)                                      5,056               5,050

      Vessels  and  equipment  (notes  4, 7 and 10)
       At  cost,  less  accumulated depreciation of $600,027
       (March 31, 1999 - $557,946)                                    1,684,838           1,218,916
      Advances on newbuilding contracts                                   -                  55,623
      --------------------------------------------------------- -- ---------------- ---- ------------- ------

      Total vessels and equipment                                     1,684,838           1,274,539
      --------------------------------------------------------- -- ---------------- ---- ------------- ------
      Investment in  joint venture                                       18,682               -
      Other assets                                                       10,231               6,235
      --------------------------------------------------------- -- ---------------- ---- ------------- ------
                                                                      1,919,093           1,452,220
      --------------------------------------------------------- -- ---------------- ---- ------------- ------

      LIABILITIES AND STOCKHOLDERS' EQUITY
      Current
      Accounts payable                                                   17,472              11,926
      Accrued liabilities                                                46,154              21,185
      Current portion of long-term debt (note 7)                         42,724              39,058
      --------------------------------------------------------- -- ---------------- ---- ------------- ------

      Total current liabilities                                         106,350              72,169
      --------------------------------------------------------- -- ---------------- ---- ------------- ------

      Long-term debt (note 7)                                           958,683             602,661
      Other long-term liabilities                                           237               -
      --------------------------------------------------------- -- ---------------- ---- ------------- ------
      --------------------------------------------------------- -- ---------------- ---- ------------- ------

      Total liabilities                                               1,065,270             674,830
      --------------------------------------------------------- -- ---------------- ---- ------------- ------
      Minority interest                                                   1,977               -
      Stockholders' equity
      Capital stock (note 8)                                            427,930             330,493
      Retained earnings                                                 423,916             446,897
      --------------------------------------------------------- -- ---------------- ---- ------------- ------

      Total stockholders' equity                                        851,846             777,390
      --------------------------------------------------------- -- ---------------- ---- ------------- ------

                                                                      1,919,093           1,452,220
      --------------------------------------------------------- -- ---------------- ---- ------------- ------
      Commitments and contingencies (notes 7 and 10)

      The accompanying  notes are an integral part of the consolidated  financial statements.

                                    TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (in thousands of U.S. dollars)

                                                                       Six Months Ended September 30,
                                                                         1999                  1998
                                                                         ----                  ----
                                                                           $                     $
                                                                           -                     -
                                                                                 (Unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income                                                       (7,993)                38,433
Add charges to operations not requiring
  a payment of cash and cash equivalents:
       Depreciation and amortization                                    43,932                 47,917
       Gains on disposition of assets                                     -                    (7,117)
       Extraordinary loss on bond redemption                              -                     7,306
       Other - net                                                         588                    633
Change in non-cash working capital items related to
 operating activities                                                    2,049                 (1,362)
------------------------------------------------------- ------------ ------------ -------- -------------- ---

Net cash flow from operating activities                                 38,576                 85,810
------------------------------------------------------- ------------ ------------ -------- -------------- ---

FINANCING ACTIVITIES
Proceeds from long-term debt                                              -                   155,000
Scheduled repayments of long-term debt                                 (16,012)               (39,951)
Prepayment of long-term debt                                           (10,000)              (218,679)
Net proceeds from issuance of Common Stock                                -                    68,824
Cash dividends paid                                                    (14,973)               (12,626)
Other                                                                     (327)                  (307)
------------------------------------------------------- ------------ ------------ -------- -------------- ---

Net cash flow from financing activities                                (41,312)               (47,739)
------------------------------------------------------- ------------ ------------ -------- -------------- ---

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                 (19,646)               (41,860)
Expenditures for drydocking                                             (1,494)                (5,970)
Net cash flow from purchase of Bona Shipholding Ltd.
 (net of cash acquired of $91,658)                                      45,543                    -
Proceeds from disposition of assets                                       -                    23,435
Proceeds on sale of available-for-sale securities                        8,724                  1,000
------------------------------------------------------- ------------ ------------ -------- -------------- ---

Net cash flow from investing activities                                 33,127                (23,395)
------------------------------------------------------- ------------ ------------ -------- -------------- ---

Increase in cash and cash equivalents                                   30,391                 14,676
Cash and cash equivalents, beginning of the period                     118,435                 87,953
------------------------------------------------------- ------------ ------------ -------- -------------- ---
------------------------------------------------------- ------------ ------------ -------- -------------- ---

Cash and cash equivalents, end of the period                           148,826                102,629
------------------------------------------------------- ------------ ------------ -------- -------------- ---

The  accompanying  notes are an integral  part of the  consolidated  financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S. dollars, except share data) (Information as at September 30, 1999, and for the Three-Month and Six-Month
             Periods Ended September 30, 1999 and 1998 is unaudited)

1.        Basis of Presentation

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1999. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and six-month periods ended September 30, 1999 are not necessarily indicative of those for a full fiscal year.

2.        Acquisition of  Bona Shipholding Ltd.

     On June 11, 1999, Teekay acquired Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of Teekay's common stock. The acquisition of Bona has been accounted for using the purchase method of accounting. Bona's operating results are reflected in these financial statements commencing the effective date of the acquisition.

     The following table shows comparative summarized condensed pro forma financial information for the six months ended September 30, 1999 and 1998 and gives effect to the acquisition as if it had taken place April 1, 1998:


                                                                                              Pro Forma
                                                                                              Six Months
                                                                                          Ended September 30
                                                                                         1999            1998
                                                                                          $               $
          ------------------------------------------------------------------------- --------------- ---------------
          Net voyage revenue                                                            182,832         250,400
          Net (loss) income before extraordinary loss                                   (10,880)         69,009
          Net (loss) income                                                             (10,880)         61,703
          Net (loss) income before extraordinary loss per common share
          - basic & diluted                                                               (0.26)           1.87
          Net (loss) income per common share
          - basic & diluted                                                               (0.26)           1.67
          ------------------------------------------------------------------------- --------------- ---------------

3.       Marketable Securities

     The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

4.       Change in Accounting

     Estimate Effective April 1, 1999, the Company extended the estimated useful life of its vessels from 20 years to 25 years, consistent with most other public tanker companies. This change in accounting estimate resulted in a reduction of depreciation expense of $8.3 million, or 22 cents per share, and $13.9 million, or 39 cents per share, for the three and six month periods ended September 30, 1999, respectively.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (all tabular amounts stated in thousands of U.S.dollars, except share data) (Information as at September 30, 1999, and for the Three-Month and Six-Month
             Periods Ended September 30, 1999 and 1998 is unaudited)

5.       Cash Flows

     Cash interest paid during the six-month periods ended September 30, 1999 and 1998 totaled approximately $43,119,000 and $28,316,000, respectively.

6.       Income Taxes

     The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

7.       Long-Term Debt

                                                                                  September 30,         March 31,
                                                                                      1999                1999
                                                                                        $                   $
         ----- ------------------------------------------------------------- -- ------------------ -- -------------- --
               Revolving Credit Facilities                                            534,000            169,000
               First Preferred Ship Mortgage Notes (8.32%)
                 U.S. dollar debt due through 2008                                    225,000            225,000
               Floating rate (LIBOR + 0.50% to 1%)
                 U.S. dollar debt due through 2009                                    242,407            247,719
         ----- ------------------------------------------------------------- -- ------------------ -- -------------- --
                                                                                    1,001,407            641,719
               Less current portion                                                    42,724             39,058
         ----- ------------------------------------------------------------- -- ------------------ -- -------------- --
                                                                                      958,683            602,661
         ----- ------------------------------------------------------------- -- ------------------ -- -------------- --

     The Company has two long-term Revolving Credit Facilities (the "Revolvers") available which, as at September 30, 1999, provided for borrowings of up to $545.0 million. Interest payments are based on LIBOR plus a margin depending on the financial leverage of the Company; at September 30, 1999 the margins were + 0.5% and + 0.775%. The Revolvers are collateralized by first priority mortgages granted on twenty-eight of the Company's Aframax tankers and oil/bulk/ore carriers, together with certain other related collateral, and a guarantee from Teekay for all amounts outstanding under the Revolvers.

     The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by the seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at September 30, 1999, the fair value of these net assets approximated $178 million.

     Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated financial statements.

     In August 1998, the Company redeemed the remaining $98.7 million of the 9 5/8% First Preferred Ship Mortgage Notes ("the 9 5/8% Notes") which resulted in an extraordinary loss of $7.3 million, or 23 cents and 24 cents per share for the three and six month periods ended September 30, 1998, respectively. The redemption of the 9 5/8% Notes was financed by a public offering of Common Stock in June 1998 and existing cash balances.

     As at September 30, 1999, the Company was committed to a series of interest rate swap agreements whereby $100.0 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 5.4 years, expiring in February 2005. These arrangements effectively change the Company's interest rate exposure on $100.0 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (all tabular amounts stated in thousands of U.S.dollars, except share data) (Information as at September 30, 1999, and for the Three-Month and Six-Month
             Periods Ended September 30, 1999 and 1998 is unaudited)

8.       Capital Stock

           Authorized
            25,000,000          Preferred Stock with a par value of $1 per share
           125,000,000          Common Stock with no par value

         --------------------------- -----------------------------------------------------------------------------
                                                            Common      Thousands of   Preferred   Thousands of
         Issued and outstanding                              Stock          shares        Stock        shares
                                                               $                            $
         ---------------------------------------------------------------------------------------------------------
         Balance March 31, 1999                                330,493      31,648          -             -
         June 11, 1999 Common Stock issued
           on acquisition of Bona                               97,422       6,415
         Reinvested dividends                                       15          -
         ---------------------------------------------------------------------------------------------------------

         Balance September 30, 1999                            427,930      38,063          -             -
         ---------------------------------------------------------------------------------------------------------

     As at September 30, 1999, the Company had reserved 3,641,750 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at September 30, 1999, options to purchase a total of 2,583,866 shares of the Company's Common Stock were outstanding, of which 1,030,398 options were then exercisable at prices ranging from $21.50 to $33.50 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $33.50 per share. All outstanding options expire between July 19, 2005 and June 1, 2009, ten years after the date of each respective grant. In addition, as a result of the acquisition of Bona, the Company has an obligation to grant an additional 185,000 options at an exercise price of $18.56 per share to key members of Bona's senior management. The Company's basic earnings per share is based upon the following weighted average number of common shares outstanding: 38,063,639 shares and 35,539,642 shares for the three and six months ended September 30, 1999, respectively; and 31,647,505 shares and 30,481,906 shares for the three and six months ended September 30, 1998, respectively. Diluted earnings per share is based upon the following weighted average number of common shares outstanding: 38,063,639 shares and 35,541,116 for the three and six months ended September 30, 1999, respectively; and 31,647,505 shares and 30,537,491 for the three and six months ended September 30, 1998, respectively.

9.       Other (Loss) Income

                                                            Three Months                           Six Months
                                                        Ended September 30,                   Ended September 30,
                                                         1999          1998                    1999          1998
                                                          $              $                      $              $
        ----------------------------------------- --- ----------- -- ---------- -- -------- ----------- -- ---------- ---
        Gain on disposition of assets                      (24)          -                       (24)        7,117
        Miscellaneous - net                             (1,639)         (301)                 (3,729)         (944)
        ----------------------------------------- --- ----------- -- ---------- -- -------- ----------- -- ---------- ---

                                                        (1,663)         (301)                 (3,753)        6,173
        ----------------------------------------- --- ----------- -- ---------- -- -------- ----------- -- ---------- ---


  10.    Commitments and Contingencies

     In July 1999, the Company extended its time-charter contract for the 1996-built Aframax tanker, the Seabridge, for an additional year.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES         SCHEDULE A

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                   (Unaudited)




                                                      Three Months Ended September 30, 1999
                                       ------------------------------------------------------------------------
                                           Teekay    8.32% Notes                                    Teekay
                                          Shipping    Guarantor    Non-Guarantor                 Shipping Corp.
                                            Corp.   Subsidiaries   Subsidiaries   Eliminations  & Subsidiaries
                                              $           $            $               $               $
                                       ------------------------------------------------------------------------
Net voyage revenues                                      9,397       120,140        (41,743)          87,794
Operating expenses                           180         8,180       114,325        (41,743)          80,942
                                       -----------------------------------------------------------------------
    Income (loss) from vessel
operations                                  (180)        1,217         5,815                           6,852
Net interest income (expense)             (4,823)           49        (9,081)           (59)         (13,914)
Equity in net income  (loss) of
subsidiaries                              (3,722)                                     3,722
Other income (loss)                                                    4,790         (6,453)          (1,663)
                                       -----------------------------------------------------------------------
                                       -----------------------------------------------------------------------
Net (loss) income                         (8,725)        1,266         1,524         (2,790)          (8,725)
Retained earnings (deficit), beginning
of the period                            440,825       (32,217)      369,869       (337,652)         440,825
Dividends declared                        (8,184)                                                     (8,184)
                                       -----------------------------------------------------------------------
Retained earnings (deficit), end of
the period                               423,916       (30,951)      371,393       (340,442)         423,916
                                       =======================================================================




                                                      Three Months Ended September 30, 1998
                                        ------------------------------------------------------------------------
                                           Teekay    8.32% Notes                                    Teekay
                                          Shipping    Guarantor    Non-Guarantor                 Shipping Corp.
                                            Corp.   Subsidiaries   Subsidiaries   Eliminations  & Subsidiaries
                                              $           $            $               $               $
                                       -------------------------------------------------------------------------
Net voyage revenues                                      9,399       120,827        (41,617)        88,609
Operating expenses                           220         9,241        90,968        (41,617)        58,812
                                       -------------------------------------------------------------------------
    Income (loss) from vessel
operations                                  (220)          158        29,859                        29,797
Net interest income (expense)             (5,118)           39        (4,126)                       (9,205)
Equity in net income of subsidiaries      25,629                                    (25,629)
Other income (loss)                                                    6,027         (6,328)          (301)
                                       -------------------------------------------------------------------------
Net income before extraordinary items     20,291           197        31,760        (31,957)        20,291
Extraordinary loss on bond redemption     (7,306)                                                   (7,306)
                                       -------------------------------------------------------------------------
                                       -------------------------------------------------------------------------
Net income                                12,985           197        31,760        (31,957)        12,985
Retained earnings (deficit), beginning
of the period                            447,351       (33,990)      298,506       (264,516)       447,351
Dividends declared                        (6,804)                                                   (6,804)
                                       -------------------------------------------------------------------------
Retained earnings (deficit), end of
the period                               453,532       (33,793)      330,266       (296,473)       453,532
                                       =========================================================================
----------
(See Note 7)

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES         SCHEDULE A

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)
                                                    (Unaudited)




                                                        Six Months Ended September 30, 1999
                                        ------------------------------------------------------------------------
                                           Teekay    8.32% Notes                                    Teekay
                                          Shipping    Guarantor    Non-Guarantor                 Shipping Corp.
                                            Corp.   Subsidiaries   Subsidiaries   Eliminations  & Subsidiaries
                                              $           $            $               $               $
                                       -------------------------------------------------------------------------
Net voyage revenues                                      18,695      226,511        (86,493)        158,713
Operating expenses                             271       16,125      210,027        (86,493)        139,930
                                       -------------------------------------------------------------------------
    Income (loss) from vessel
operations                                    (271)       2,570       16,484                         18,783
Net interest income (expense)               (9,596)          49      (13,476)                       (23,023)
Equity in net income of subsidiaries         1,874                                   (1,874)
Other income (loss)                                                    9,099        (12,852)         (3,753)
                                       -------------------------------------------------------------------------
                                       -------------------------------------------------------------------------
Net (loss) income                           (7,993)       2,619       12,107        (14,726)         (7,993)
Retained earnings (deficit), beginning
of the period                              446,897      (33,570)     359,286       (325,716)        446,897
Dividends declared                         (14,988)                                                 (14,988)
                                       -------------------------------------------------------------------------
Retained earnings (deficit), end of
the period                                 423,916      (30,951)     371,393       (340,442)        423,916
                                       =========================================================================


                                                       Six Months Ended September 30, 1998
                                        ------------------------------------------------------------------------
                                           Teekay    8.32% Notes                                    Teekay
                                          Shipping    Guarantor    Non-Guarantor                 Shipping Corp.
                                            Corp.   Subsidiaries   Subsidiaries   Eliminations  & Subsidiaries
                                              $           $            $               $               $
                                       -------------------------------------------------------------------------

Net voyage revenues                                     18,822       250,624         (94,250)         175,196
Operating expenses                           534        18,372       189,750         (94,250)         114,406
                                       -------------------------------------------------------------------------
    Income (loss) from vessel
operations                                  (534)          450        60,874                           60,790
Net interest income (expense)            (12,859)           81        (8,446)                         (21,224)
Equity in net income of subsidiaries      59,132                                     (59,132)
Other income                                                          18,927         (12,754)           6,173
                                       -------------------------------------------------------------------------
Net income before extraordinary loss      45,739           531        71,355         (71,886)          45,739
Extraordinary loss on bond redemption     (7,306)                                                      (7,306)
                                       -------------------------------------------------------------------------
                                       -------------------------------------------------------------------------
Net income                                38,433           531        71,355         (71,886)          38,433
Retained earnings (deficit), beginning
of the period                            428,102       (34,324)      258,911        (224,587)         428,102
Dividends declared                       (13,003)                                                     (13,003)
                                       -------------------------------------------------------------------------
Retained earnings (deficit), end of
the period                               453,532       (33,793)      330,266        (296,473)         453,532
                                       =========================================================================
  ----------
  (See Note 7)

                   TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES       SCHEDULE A

                            CONDENSED BALANCE SHEETS
                         (in thousands of U.S. dollars)
                                   (Unaudited)

                                                                     As at September 30, 1999
                                        -----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                         Teekay Shipping     Guarantor    Non-Guarantor                    Shipping Corp.
                                              Corp.        Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                $                $              $                $               $
                                        -----------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                        321            34,834         113,671                           148,826
Other current assets                              41               818         146,599         (95,998)           51,460
                                        -----------------------------------------------------------------------------------
   Total current assets                          362            35,652         260,270         (95,998)          200,286
Vessels and equipment (net)                                    298,787       1,386,051                         1,684,838
Advances due from subsidiaries               188,458                                          (188,458)
Other assets (principally marketable
   securities, and investments in
subsidiaries)                                891,316                            15,292        (891,321)           15,287
Joint venture and associated companies                                          18,682                            18,682
                                        ===================================================================================
                                           1,080,136           334,439       1,680,295      (1,175,777)        1,919,093
                                        ===================================================================================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                            3,290             2,279         197,966         (97,185)          106,350
Long-term debt                               225,000                           733,920                           958,920
Due to (from) affiliates                                        (6,219)        232,330        (226,111)
                                        -----------------------------------------------------------------------------------
   Total liabilities                         228,290            (3,940)      1,164,216        (323,296)        1,065,270
                                        -----------------------------------------------------------------------------------
Minority Interest                                                                1,977                             1,977
STOCKHOLDERS' EQUITY
Capital stock                                427,930                23           5,943          (5,966)          427,930
Contributed capital                                            369,307         136,766        (506,073)
Retained earnings (deficit)                  423,916           (30,951)        371,393        (340,442)          423,916
                                        -----------------------------------------------------------------------------------
   Total stockholders' equity                851,846           338,379         514,102        (852,481)          851,846
                                        -----------------------------------------------------------------------------------
                                           1,080,136           334,439       1,680,295      (1,175,777)        1,919,093
                                        ===================================================================================

             TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

                            CONDENSED BALANCE SHEETS (Contd.)
                         (in thousands of U.S. dollars)
                                   (Unaudited)

                                                                       As at March 31, 1999
                                         ----------------------------------------------------------------------------------
                                         ------------------ ------------- ---------------- --------------- ----------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor     Non-Guarantor                   Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $               $               $                $
                                         ------------------ ------------- ---------------- --------------- ----------------
ASSETS
Cash and cash equivalents                           5           33,313          85,117                           118,435
Other current assets                               28              768         142,414          (95,249)          47,961
                                         ------------------ ------------- ---------------- --------------- ----------------
  Total current assets                             33           34,081         227,531          (95,249)         166,396
Vessels and equipment (net)                                    306,764         967,775                         1,274,539
Advances due from subsidiaries                213,498                                          (213,498)
Other assets (principally marketable
   securities, and investments in
subsidiaries)                                 792,084                           11,290         (792,089)          11,285
                                         ================== ============= ================ =============== ================
                                            1,005,615          340,845       1,206,596       (1,100,836)       1,452,220
                                         ================== ============= ================ =============== ================
LIABILITIES & STOCKHOLDERS'  EQUITY
Current liabilities                             3,225            1,095         163,844          (95,995)          72,169
Long-term debt                                225,000                          377,661                           602,661
Due to (from) affiliates                                         3,990         163,096         (167,086)
                                         ------------------ ------------- ---------------- --------------- ----------------
                                         ------------------ ------------- ---------------- --------------- ----------------
  Total liabilities                           228,225            5,085         704,601         (263,081)         674,830
                                         ------------------ ------------- ---------------- --------------- ----------------
STOCKHOLDERS' EQUITY
Capital stock                                 330,493               23           5,943           (5,966)         330,493
Contributed capital                                            369,307         136,766         (506,073)
Retained earnings (deficit)                   446,897          (33,570)        359,286         (325,716)         446,897
                                         ------------------ ------------- ---------------- --------------- ----------------
                                         ------------------ ------------- ---------------- --------------- ----------------
  Total stockholders' equity                  777,390          335,760         501,995         (837,755)         777,390
                                         ================== ============= ================ =============== ================
                                            1,005,615          340,845       1,206,596       (1,100,836)       1,452,220
                                         ================== ============= ================ =============== ================
  --------------------------------------
  (See Note 7)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES        SCHEDULE A

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)
                                   (Unaudited)

                                                          Six Months Ended September 30, 1999
                                          ------------------------------------------------------------------------
                                              Teekay     8.32% Notes                                    Teekay
                                             Shipping     Guarantor    Non-Guarantor                 Shipping Corp.
                                               Corp.    Subsidiaries   Subsidiaries   Eliminations  & Subsidiaries
                                                 $           $            $               $               $
                                          ------------------------------------------------------------------------
Cash and cash equivalents provided by
(used for)
OPERATING ACTIVITIES
                                          ------------------------------------------------------------------------
Net cash flow from operating activities      (9,751)        11,737        36,590                        38,576
                                          ------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayments of long-term debt                                             (16,012)                      (16,012)
Prepayments of long-term debt                                            (10,000)                      (10,000)
Other                                       (35,476)       (10,208)       30,384                       (15,300)
                                           ----------------------------------------------------------------------
   Net cash flow from financing activities  (35,476)       (10,208)        4,372                       (41,312)
                                           ----------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                          (8)      (21,132)                      (21,140)
Net cash flow from
purchase of Bona Shipholding Ltd.
   (net of cash acquired of $91,658)          45,543                                                    45,543
Other                                                                      8,724                         8,724
                                            ---------------------------------------------------------------------
   Net cash flow from investing activities    45,543            (8)      (12,408)                       33,127
                                            ---------------------------------------------------------------------
Increase in cash and cash equivalents            316         1,521        28,554                        30,391
Cash and cash equivalents, beginning of
the period                                         5        33,313        85,117                       118,435
                                            ---------------------------------------------------------------------
Cash and cash equivalents, end of the
period                                           321        34,834       113,671                       148,826
                                            =====================================================================

            TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A

                       CONDENSED STATEMENTS OF CASH FLOWS (Contd.)
                         (in thousands of U.S. dollars)
                                   (Unaudited)


                                                          Six Months Ended September 30, 1998
                                           ----------------------------------------------------------------------------
                                               Teekay        8.32% Notes                                    Teekay
                                              Shipping        Guarantor    Non-Guarantor                 Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries   Eliminations  & Subsidiaries
                                                 $               $            $               $               $
                                            ---------------------------------------------------------------------------
Cash and cash equivalents provided by
(used for)
OPERATING ACTIVITIES
                                            --------------------------------------------------------------------------
   Net cash flow from operating activities    (15,522)       10,503          90,829                          85,810
                                            --------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                155,000                         155,000
Repayments of long-term debt                  (25,000)                      (14,951)                        (39,951)
Prepayments of long-term debt                (103,679)                     (115,000)                       (218,679)
Net proceeds from issuance of Common Stock     68,824                                                        68,824
Other                                          75,515         1,652         (90,100)                        (12,933)
                                            --------------------------------------------------------------------------
   Net cash flow from financing activities     15,660         1,652         (65,051)                        (47,739)
                                            --------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                       (1,258)        (40,602)                        (41,860)
Other                                                                        18,465                          18,465
                                            --------------------------------------------------------------------------
   Net cash flow from investing activities                   (1,258)        (22,137)                        (23,395)
                                            --------------------------------------------------------------------------
Increase in cash and cash equivalents             138        10,897           3,641                          14,676
Cash and cash equivalents, beginning of
the period                                         22        10,687          77,244                          87,953
                                            --------------------------------------------------------------------------
Cash and cash equivalents, end of the
period                                            160        21,584          80,885                         102,629
                                            ==========================================================================

  (See Note 7)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               SEPTEMBER 30, 1999
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Teekay Shipping Corporation (the "Company") has changed its fiscal year end from March 31 to December 31, commencing December 31, 1999, in order to facilitate comparison of our operating results to those of other companies in the transportation industry.

RESULTS OF OPERATIONS

General

     The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies. The Company's fleet consists of 75 vessels (including four vessels time-chartered-in and three vessels owned by a joint venture), for a total cargo-carrying capacity of approximately 7.4 million tonnes.

     During the six months ended September 30, 1999, approximately 61% of the Company's net voyage revenue was derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a given period of time. In the six months ended September 30, 1999, approximately 15% of net voyage revenues was generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 75% of the Company's net voyage revenue during the six months ended September 30, 1999 was derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 25% being derived from fixed-rate time charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income.

     Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

     In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time-chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. In addition, the Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in the arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The TCE rates (as defined below) for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the six months ended September 30, 1999, the Australian Vessels earned net voyage revenues and an average TCE rate of $18.1 million and $24,720, respectively, and incurred vessel operating expenses of $6.4 million, or $8,790 on a per ship per day basis. In comparison, during the six months ended September 30, 1998, the Australian Vessels earned net voyage revenues and an average TCE rate of $18.7 million and $25,855 respectively, and incurred vessel operating expenses of $7.5 million, or $10,250 on a per ship per day basis. The results of operation for the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

Acquisition of Bona Shipholding Ltd.

     On June 11, 1999, the Company acquired Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company's common stock. Bona was the third largest operator of medium-size tankers, controlling a fleet of vessels consisting of 15 Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company has combined Bona's market strength in the Atlantic region with the Company's franchise in the Indo-Pacific Basin. For the year ended December 31, 1998, Bona earned net voyage revenues of $148.9 million resulting in income from vessel operations of $29.5 million and net income of $16.6 million.

     The acquisition of Bona has been accounted for using the purchase method of accounting. Bona's operating results are reflected in the Company's financial statements commencing the effective date of the acquisition.

     As a result of this acquisition, the Company anticipates annual cost savings of approximately $10 million, commencing after an estimated 12-month integration period, through a reduction in combined overhead costs, increased purchasing power, and other operational efficiencies. The Company also believes that the acquisition will create revenue enhancement opportunities as a result of owning a larger fleet with a greater selection of vessels to match customer demands and enable the Company to further extend the breadth of services provided to its customers.

     Historically, the Company has depreciated its vessels for accounting purposes over an economic life of 20 years down to estimated residual values. Bona depreciated its vessels over an economic life of 25 years down to estimated scrap values, the method used by the majority of companies in the shipping industry. Effective April 1, 1999, the Company extended the estimated useful life of its vessels to 25 years and also replaced the estimated residual values with estimated scrap values. As a result, the Company expects that its average depreciation expense per vessel will decrease from historical levels.

     As a result of the Bona acquisition, the Company expects that its general and administrative expenses, while remaining relatively stable on a per vessel basis during the first few fiscal quarters of combined operations, will begin to decline on a per vessel basis as efficiencies are obtained from the integration of the two companies' operations. The Company also anticipates an increase in interest expense arising from debt that was assumed as part of the acquisition.

     All oil/bulk/ore carriers ("O/B/O") owned by Bona have been operated through an O/B/O pool managed by a subsidiary of Bona. Net voyage revenues from the O/B/O pool will be included on a 100% basis in the Company's consolidated financial statements. Where the Company owns less than 50% of a vessel, the minority participants' share of the O/B/O pool is reflected as a time charter hire expense. The Company anticipates that these O/B/Os may have a slight negative impact on the Company's TCE rates over the medium- to longer-term, since these vessels tend to command lower rates than modern Aframax tankers under typical market conditions.

Results of Operations

     Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

     In the near-term, the Company believes that TCE rates will remain weak as a result of oil production cutbacks, and the large number of newbuilding tankers that are expected to be delivered over the next six months.

Quarter Ended September 30, 1999 Versus Quarter Ended September 30, 1998

     The Company incurred a net loss of $8.7 million, or 23 cents per share, in the quarter ended September 30, 1999, compared to net income of $13.0 million, or 41 cents per share, in the quarter ended September 30, 1998. Results for the quarter ended September 30, 1998 included an extraordinary loss of $7.3 million, or 23 cents per share, on the redemption of the Company's 9 5/8% First Preferred Ship Mortgage Notes (the "9 5/8% Notes"). Results for the current quarter were affected by the decline in tanker freight rates, partly offset by the change in accounting estimate of the useful life of its vessels from 20 to 25 years.

Income from Vessel Operations

     The Company's average fleet size increased 49.8% in the quarter ended September 30, 1999 compared to the quarter ended September 30, 1998, due mainly to the acquisition of Bona.

     Net voyage revenues decreased 1% to $87.8 million in the current quarter, compared to $88.6 million for the same quarter last year. This is mainly the result of a 36.9% decline in the Company's average TCE rate in the current quarter to $14,008 from $22,187 in the same quarter last year, partially offset by the increase in fleet size.

     Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and miscellaneous expenses, including communications, increased 72.6% to $36.3 million in the quarter ended September 30, 1999 from $21.0 million in the quarter ended September 30, 1998 mainly as a result of the addition of the Bona vessels, which currently have higher operating expenses than the remainder of Teekay's fleet.

     Time charter hire expense was $10.8 million in the quarter ended September 30, 1999, up from $8.4 million in the quarter ended September 30, 1998 due to the Bona acquisition. The minority participants' net voyage revenue in the O/B/O pool managed by a subsidiary of Bona is reflected as time charter hire expense. The average number of vessels time-chartered-in by the Company was four in the current quarter, compared to five in the same quarter last year.

     Depreciation and amortization expense increased 2.8% to $24.3 million in the current quarter from $23.6 million in the same quarter last year, reflecting the increase in fleet size arising from the acquisition of Bona, offset by the change in estimated useful life of the vessels from 20 to 25 years. Depreciation and amortization expense included amortization of drydocking costs of $1.8 million in the quarter ended September 30, 1999, compared to $2.2 million in the quarter ended September 30, 1998. Had we retained our previous depreciation policy and applied this policy to the Bona fleet, depreciation expense for the current quarter would have been $8.3 million higher.


     General and administrative expenses rose 65.5% to $9.6 million in the current quarter from $5.8 million in the same quarter last year, primarily as a result of the acquisition of Bona.

Interest Expense

     Interest expense increased 47.1% to $16.0 million in the current quarter from $10.9 million in the same quarter last year, reflecting the additional debt assumed as part of the Bona acquisition.

Six Months Ended September 30, 1999 Versus Six Months Ended September 30, 1998

     Net loss for the six months ended September 30, 1999 was $8.0 million, or 22 cents per share, compared to net income of $38.4 million, or $1.26 per share, for the same period last year. The results for the previous period included an extraordinary loss of $7.3 million, or 24 cents per share, arising from the 9 5/8% Notes redemption and gains on asset sales of $7.1 million, or 23 cents per share. There were no asset sales in the current period. The decrease in earnings is mainly the result of lower TCE rates, partly offset by the change in accounting estimate of the useful life of its vessels from 20 to 25 years.

Income from Vessel Operations

     The Company's average fleet size increased 32.3% in the six months ended September 30, 1999 compared to the six months ended September 30, 1998, due to the acquisition of Bona.

     Net voyage revenues decreased 9.4% to $158.7 million in the current period, compared to $175.2 million for the same period last year. This is mainly the result of a 33.3% decline in the Company's average TCE rate in the current period to $14,782 from $22,146 in the same period last year, partially offset by the increase in fleet size.

     Vessel operating expenses increased 42.6% to $59.6 million in the six months ended September 30, 1999 from $41.8 million in the same period last year, mainly as a result of the increase in fleet size.

     Time charter hire expense was $19.7 million in the six months ended September 30, 1999, up from $13.6 million in the six months ended September 30, 1998, due to the Bona acquisition. The minority participants' net voyage revenue in the O/B/O pool managed by a subsidiary of Bona is reflected as time charter hire expense. The average number of vessels time-chartered-in by the Company was four in the current period, the same as in the same period last year.

     Depreciation and amortization expense decreased 8.3% to $43.9 million in the current period from $47.9 million in the same period last year, reflecting the change in estimated useful life of the vessels from 20 to 25 years, partially offset by the increase in fleet size arising from the acquisition of Bona. Depreciation and amortization expense included amortization of drydocking costs of $4.2 million in the six months ended September 30, 1999, compared to $4.6 million in the six months ended September 30, 1998. Had we retained our previous depreciation policy and applied this policy to the Bona fleet, depreciation expense would have been $13.9 million higher in the current period.

     General and administrative expenses rose 51.1% to $16.8 million in the current period from $11.1 million in the same period last year, primarily as a result of the acquisition of Bona.

Interest Expense

     Interest expense increased 7.3% to $26.7 million in the current period from $24.9 million in the same period last year, reflecting the additional debt assumed as part of the Bona acquisition.

     The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior periods' results, unless otherwise indicated, the figures in the table below exclude the results from the Company's Australian Vessels:


      ---- ---------------------------------------- -- ----------------------- -- -------------------------- --
                                                         Three Months Ended           Six Months Ended
                                                           September 30,                September 30,
                                                         1999          1998           1999           1998
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --
           International Fleet:
           Average number of ships                          66           43             58             43
           Total calendar ship-days                      6,107        3,957         10,533          7,785
           Revenue-generating ship-days (A)              5,774        3,713          9,926          7,362
           Net voyage revenue before
           commissions(B) (000's)                      $76,495      $80,779       $139,257       $160,362
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --
           TCE (B/A)                                   $13,248      $21,756       $ 14,030       $ 21,782
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --
      ---- ------------------------------------------------------ -- ---------- -- ----------- -- ----------- -
           Operating results per calendar ship-day:
                Net voyage revenue                     $12,059      $19,959        $12,788        $20,108
               Vessel operating expense                  5,673        4,924          5,461          4,854
               General and administrative expense        1,485        1,344          1,487          1,301
               Drydocking expense                          311          627            432            654
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --
                 Operating cash flow per calendar
                   ship-day                             $4,590      $13,064         $5,408        $13,299
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --

           Australian Vessels:
               Operating cash flow per calendar
                ship-day                               $14,297      $14,583        $14,443        $13,950
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --

           Total Fleet:
               Operating cash flow per calendar
               ship-day                                 $5,130      $13,145         $5,982        $13,317
      ---- ---------------------------------------- -- ---------- - ---------- -- ----------- -- ----------- --


LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 1999, the Company's total liquidity, including cash, marketable securities, and undrawn long-term lines of credit, increased to $164.9 million, up from $143.3 million as at March 31, 1999, mainly as a result of cash acquired in the Bona acquisition. In addition, as of September 30, 1999, the Company's fleet included 15 unencumbered vessels.

     Net cash flow from operating activities decreased to $38.6 million in the six months ended September 30, 1999 from $85.8 million in the same period one year ago, mainly reflecting the decrease in TCE rates.

     The Company's scheduled debt repayments were $16.0 million during the six months ended September 30, 1999, compared to $40.0 million in the same period last year.

     During the six months ended September 30, 1999, the Company incurred capital expenditures for vessels and equipment of $19.6 million mainly for advances on two newbuilding double-hull Aframax tankers, delivered in July and September 1999, respectively. Cash expenditures for drydocking were $1.5 million in the six months ended September 30, 1999 compared to $6.0 million over the same period one year ago, reflecting fewer scheduled drydockings in the current period.

     Dividends declared during the six months ended September 30, 1999 were $15.0 million, or 43 cents per share.

     As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

YEAR 2000 COMPLIANCE

     The Company relies on computer systems, software, databases, third party electronic data interchange interfaces and embedded processors to operate its business. Some of these applications may be unable to appropriately interpret the calendar year 2000 and certain other dates and some level of modification or replacement of such applications or embedded systems will be necessary.

     The Company has been actively engaged in systematically addressing the Year 2000 problem since December 1997. A Year 2000 Compliance Task Force comprised of employees from a broad cross-section of the Company has been charged with the task of ensuring that the Company achieves Year 2000 compliance. The Task Force includes full-time dedicated Year 2000 staff. The Company was largely Year 2000 compliant on October 1, 1999 and expects to be fully Year 2000 compliant by mid-December of this year.

The Company's Year 2000 compliance project has been divided into several phases.

     1. First, the Company completed a business and safety risk analysis to prioritize the efforts of the Year 2000 Task Force. Those areas of the Company's operations that posed the greatest safety risk or were the most important to the survival and continuity of the business were assigned the highest priority.

     2. Second, a full inventory of all computer hardware and software applications, and all systems which utilize "embedded chips", both on the ships and in the Company's offices, has been completed. Embedded chips are used, for example, in navigation systems, communication systems, safety and detection systems, and electrical and electro-mechanical control systems on the Company's vessels.

     3. Third, a comprehensive audit and test program of information technology and non-information technology systems, such as embedded chips, was developed and deployed to ensure seamless operation through all of the dates which were identified as potentially problematic. These dates include August 22, 1999, September 9, 1999, January 1, 2000, and February 29, 2000. Extensive safe testing on the vessels and off-line testing was done. We requested, and in most cases have received, Certificates of Compliance from the manufacturers of the equipment identified in the inventory phase as possibly containing date sensitive functions. In addition, the Company completed a "Year 2000 Readiness Survey" with its top customers, lenders, suppliers and other organizations with which it conducts business. The survey confirmed that our key business partners were aware of the Year 2000 issue and have actively worked towards Year 2000 compliance. This "investigation phase" is now complete.

     4. Fourth, the Company has essentially completed all remedial action with respect to all identified non-compliant systems and items. Remedial action includes modifying, repairing or replacing systems or items which are of high safety or business criticality, or a "work around" strategy for less critical systems. Testing was carried out concurrent with the remedial action. The Company completed the majority of this work in August of this year. The Company has now fully aligned the Bona Y2K Project with its own. The Company's two Australian-flagged product tankers were scheduled for remediation while in drydock during October and November. Remediation of the first vessel is complete. However, additional non-Y2K related repairs have delayed the length of time that this vessel must stay in drydock. As a result of the delay, the second vessel cannot be drydocked due to customer requirements. The project plan for the second vessel has been changed to allow for a riding squad to complete the remedial action. This method is more time consuming than the original drydock plan, and the target completion date for this vessel is now December 15, 1999.

     5. The final phase consists of preparing contingency plans, vessel placement strategies, and business continuity plans. These plans were developed and refined in consultation with our key business partners and have been communicated to those partners and customers. Drills are scheduled for December 1999 to ensure that sea and shore staff are competent with contingency instructions. Global Positioning Systems rollover was fully addressed through remedial action and contingency plans.

     Although the Company expects to be Year 2000 compliant in a timely manner, no assurance can be given that all of the Company's systems, including those acquired as part of its acquisition of Bona, will be Year 2000 compliant or that its customers, lenders, suppliers or the other organizations with which it conducts business will become fully Year 2000 compliant in a timely manner. If the Company does not achieve full compliance in a timely manner or complete its Year 2000 project within its current cost estimates, or if one or more of its key customers, bankers, lenders, suppliers or other organizations with which it does business fails to become fully Year 2000 compliant, the Company's business, financial condition and results of operations could be adversely affected. There are also risks inherent in the Company's operations arising from the potential failure of systems and equipment aboard other vessels sharing navigable waters with the Company's vessels as well as problems which could arise from the malfunction or failure of port and shore-based infrastructure systems.

     The Company estimates that it will cost $2.5 million to achieve Year 2000 compliance. The majority of these costs will either be recovered directly from customers of the Company pursuant to contractual arrangements currently in place or represent ongoing equipment upgrades which would have been undertaken regardless of the Year 2000 issues. Based on the findings of the Year 2000 Task Force to date, the Company does not expect Year 2000 compliance costs to have a material adverse effect on the Company.

FORWARD-LOOKING STATEMENTS

     This Report on Form 6-K for the quarterly period ended September 30, 1999 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: TCE rates in the near-term; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; cost savings and other benefits or changes that may be realized in connection with, or result from the Bona acquisition; the Company's ability to effectively integrate the operations of Bona with the Company's operations; the effect the O/B/O pool may have on the Company's TCE rates; performance by counter parties to interest rate swap agreements; and Year 2000 compliance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; the Company's potential inability to identify embedded processors in a timely manner or to achieve Year 2000 compliance within current cost estimates; the failure of the Company's key business partners to achieve Year 2000 compliance and the subsequent impact on the Company's operating results; the Company's potential inability to successfully integrate Bona into the Company's operations; and other factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               SEPTEMBER 30, 1999
                         PART I - FINANCIAL INFORMATION

ITEM 3 -          MARKET RATE RISKS

     The Company is exposed to market risk from interest and foreign currency rate fluctuations. The Company uses interest rate swaps and forward foreign currency contracts to manage these risks, but does not use financial instruments for trading or speculative purposes.

Interest Rate Risk

     The Company invests its cash and marketable securities in financial instruments with a duration of less than three months within the parameters of its investment policy and guidelines. The majority of these investments pay a rate of return that fluctuates due to changes in market interest rates.

     The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

Foreign Exchange Rate Risk

     The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues are earned and most of its operating costs are paid in U.S. dollars. However, the Company incurs a limited amount of operating, drydocking, and overhead expenses in foreign currencies, primarily the Japanese Yen, Korean Won, Singapore Dollar, Canadian Dollar and Australian Dollar. Approximately 25% of vessel and voyage, drydocking and overhead costs and expenditures are denominated in these currencies. The Company can shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

     The Company enters into forward contracts as a hedge against changes in relevant foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.


Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments is as follows:

                                             Contract              Carrying Amount                Fair
                                              Amount            Asset          Liability          Value
---------------------------------------- ----------------- ---------------- ---------------- ----------------
September 30, 1999:
FX Forward Contracts                           $   4,691                        $                     $    26
Interest Rate Swap Agreements
  - net receivable position                      100,000                                                3,137
Debt                                           1,001,407                         1,001,407            984,532

March 31, 1999
FX Forward Contracts                           $   2,905                        $                     $   (22)
Debt                                             641,719                           641,719            637,219
---------------------------------------- ----------------- ---------------- ---------------- ----------------

Inflation

     Although inflation has had a moderate impact on operating, drydocking and corporate overhead expenses, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

                                   TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                                SEPTEMBER 30, 1999

                                            PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

         None

Item 2 - Changes in Securities

         None

Item 3 - Defaults Upon Senior Securities

         None

Item 4 - Submission of Matters to a Vote of Security Holders

     The Company's 1999 Annual Meeting of Shareholders was held on August 31, 1999. The following persons were elected directors for the terms set forth below by the votes set forth opposite their names:

                                                   Votes against            Shares Which              Broker
  Terms Expiring in 2000         Votes For          or Withheld              Abstained              Non-Votes
  ----------------------         ---------          -----------              ---------              ---------
Arthur F. Coady                 29,955,931              27,120                   N/A                     N/A
C. Sean Day                     29,956,031              27,020                   N/A                     N/A
Michael D. Dingman              29,955,181              27,870                   N/A                     N/A

                                                   Votes against            Shares Which              Broker
  Terms Expiring in 2001         Votes For          or Withheld              Abstained              Non-Votes
  ----------------------         ---------          -----------              ---------              ---------

Morris L. Feder                 29,957,181              25,870                   N/A                     N/A
Leif O. Hoegh                   29,955,531              27,520                   N/A                     N/A
Steve G. K. Hsu                 29,958,231              24,820                   N/A                     N/A

                                                   Votes against            Shares Which              Broker
  Terms Expiring in 2002         Votes For          or Withheld              Abstained              Non-Votes
  ----------------------         ---------          -----------              ---------              ---------

Thomas Kuo-Yuen Hsu             29,958,231              24,820                   N/A                     N/A
Axel Karlshoej                  29,955,831              27,220                   N/A                     N/A
Bjorn Moller                    29,955,431              27,620                   N/A                     N/A

     Shareholders   also  (a)  approved   Amended  and   Restated   Articles  of
Incorporation of the Company,  (b) approved an amendment to the Company's Bylaws to create a  classified  Board of Directors  and (c)  ratified the  selection of
Ernst & Young, Chartered Accountants, as independent auditors of the Company for the fiscal year ending December 31, 1999, as set forth below:

                                                   Votes against            Shares Which              Broker
                                 Votes For          or Withheld              Abstained              Non-Votes
                                 ---------          -----------              ---------              ---------
Amended and Restated
Articles of Incorporation       20,489,118           6,607,195                22,006               2,864,732

Amendment to Bylaws             21,225,241           5,872,543                20,535               2,864,732

Ernst & Young                   29,959,761              11,706                11,584                     N/A


Item 5 - Other Information

         None

Item 6 - Exhibits and Reports on Form 6-K

a.       Exhibits
                  27.1 Financial Data Schedule

b.       Reports on Form 6-K
                  None

THIS  REPORT  ON  FORM  6-K  IS  HEREBY   INCORPORATED  BY  REFERENCE  INTO  THE
REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TEEKAY SHIPPING CORPORATION




Date: November 15, 1999                By:                  /s/ Peter S. Antturi
                                                                Peter S. Antturi
                                      Vice President and Chief Financial Officer